25 November 2005
For more information, please contact                       [MITTAL LOGO OMITTED]
Nicola Davidson
T: +44 20 7543 1156


                                  News release


For immediate release


                              MITTAL STEEL COMPANY
                      COMPLETES ACQUISITION OF KRYVORIZSTAL


London, 25th November 2005: Mittal Steel Company N.V., ("Mittal Steel" or "The Company") the world's largest and most global steel producer, today announces that it has completed its acquisition of 93.02% of Kryvorizhstal.

Under the terms of the share purchase agreement, 3,590,038,755 shares have been transferred to Mittal Steel for a total consideration of UAH 24.2 billion (US$4.84 billion)*. The transaction has been financed out of Mittal Steel's own cash resources and credit lines.

Kryvorizstal is the largest carbon steel long products producer in the Ukraine and the nearby region with 2004 liquid steel production of 7.7 million tons and 2004 shipments of 6.7 million tons. It also produced 17.1 million tons of iron-ore. The Company had sales of US$1,897 million, EBITDA of US$551 million, EBIT of US$505 million and net income of US$478 million in 2004. The net cash position was US$413 million as at 30 June 2005. **

Following completion of the transaction, Mittal Steel has also now taken operational control of Kryvorizhstal. As such, the Company is pleased to announce that it has appointed Mr Narendra Chaudhary as CEO of Kryvorizstal. Mr Chaudhary joined Mittal Steel in 1993 and has over forty years of experience in the steel industry, in a wide range of technical and managerial positions. During his time at Mittal Steel, he has been CEO of both Mittal Steel Galati and Mittal Steel Temirtau. Most recently he was Director Operations and Maintenance, based in London.

Commenting, Lakshmi N. Mittal, Chairman and CEO, Mittal Steel Company, said:

"This is a key, strategic acquisition for Mittal Steel as it provides us with a large size, low-cost production platform in a core and fast growing market. Now the acquisition has been completed, we can immediately start working to improve the competitive position of Kryvorizstal. We have already identified some US$200 million of synergies which we believe can be realised by the end of 2006, largely through implementing improvements to the sales and marketing and procurement divisions. We will now be looking at how additional value can be created in the company over the longer-term, through a variety of means including making strategic investments to improve product mix and quality and increase raw material self-sufficiency.



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"I am delighted that Mr Chaudhary is to become CEO of Kryvorizstal. He is one of the most experienced managers in the steel industry today and has demonstrated in both Romania and Kazakhstan the considerable value he can add to an operation. I am confident he will be equally successful at helping Kryvorizstal realise its full potential."


*Based on an exchange rate of US$1 = UAH 5.0

**All amounts per US$ millions,in this paragraph are unaudited numbers based on Ukrainian GAAP and adjusted to US GAAP



About Mittal Steel
Mittal Steel is the world's largest and most global steel company. The company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".



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